EXHIBIT B-1

DOUBLELINE CAPITAL LP

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that he has duly executed the attached application dated November 30, 2011 for and on behalf of DoubleLine Capital LP (“DoubleLine”); that he is the Chief Operating Officer of DoubleLine Capital GP LLC, the general partner of DoubleLine, and that all actions by DoubleLine Capital GP LLC and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

November 30, 2011

By:	/s/ Louis C. Lucido
Name:	Louis C. Lucido
Title:	Chief Operating Officer